

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2022

Gabrielle Heaton
Director of Finance and Administration
Kazia Therapeutics Ltd
Three International Towers Level 24
300 Barangaroo Avenue
Sydney, New South Wales 2000
Australia

Re: Kazia Therapeutics Ltd
Form 20-F for the fiscal year ended June 30, 2021
Filed October 7, 2021
File No. 000-29962

Dear Ms. Heaton:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences